                                                               EXHIBIT (a)(1)(A)

                           OFFER TO PURCHASE FOR CASH

                                       BY

                      WHITE MOUNTAINS INSURANCE GROUP, LTD.

                                    FOR UP TO

                         1,500,000 OF ITS COMMON SHARES

                                       AT

                              $165.00 NET PER SHARE

                 ----------------------------------------------
             THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL
            EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY,
               SEPTEMBER 18, 2000, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

     White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the "Company"), is offering to purchase up to 1,500,000 of its own common shares, par value $1.00 per share (the "Shares"), for $165.00 per Share net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended from time to time, constitute the "Offer"), including the proration provisions described herein. The company reserves the right, in its sole discretion but subject to any applicable legal requirement, to purchase more than 1,500,000 Shares pursuant to the Offer although it does not currently intend to do so.

     This Offer is not conditioned upon any minimum number of Shares being tendered. This Offer is subject to certain conditions. See "Section 12. Certain Conditions to the Offer".

     The Shares are listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "WTM". On August 11, 2000, the last full trading day before the announcement of the terms of the Offer, the reported closing sales price of the Shares on the NYSE composite tape was $157 1/16 per Share, and on August 18, 2000, the last full trading day before the commencement of the Offer, the reported closing sales price was $163 1/2 per Share.
SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

                                    IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares (the "Certificates") along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in "Section 3. Procedures for Tendering Shares" or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

     Any shareholder who desires to tender Shares and whose Certificates are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth in "Section 3. Procedures for Tendering Shares".

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to Equiserve Trust Company (the "Information Agent" and "Depositary") at the address and telephone number set forth on the back cover of this Offer to Purchase. Shareholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

     THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                             TABLE OF CONTENTS

SUMMARY TERM SHEET.................................................................................      1

INTRODUCTION.......................................................................................      5

THE TENDER OFFER...................................................................................      7
   1.    Terms of the Offer; Expiration Date.......................................................      7
   2.    Acceptance for Payment and Payment for Shares.............................................      9
   3.    Procedures for Tendering Shares...........................................................     10
   4.    Withdrawal Rights.........................................................................     13
   5.    Certain U.S. Federal Income Tax Consequences..............................................     13
   6.    Price Range of Shares; Dividends..........................................................     16
   7.    Certain Information Concerning the Company................................................     17
   8.    Source and Amount of Funds................................................................     21
   9.    Purpose of the Offer; Certain Effects of the Offer........................................     21
   10.   Agreements Concerning the Shares..........................................................     22
   11.   Fees and Expenses.........................................................................     22
   12.   Certain Conditions to the Offer...........................................................     23
   13.   Certain Legal Matters.....................................................................     24
   14.   Miscellaneous.............................................................................     25

SCHEDULE I
   Information Concerning the Directors and Executive Officers of the Company......................     27

SCHEDULE II
   Transactions Concerning the Company's Shares - Most Recent 60 Days..............................     29


                               SUMMARY TERM SHEET

     White Mountains Insurance Group, Ltd. (the "Company" or "White Mountains") is offering to purchase 1,500,000 of its own Common Shares (the "Shares"), for $165.00 per Share in cash (the "Offer"). The following are some of the questions that you, as a shareholder of White Mountains, may have and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES, AND WHY?

     The offer to purchase the Shares is being made by White Mountains, a company organized under the laws of Bermuda (formerly of Delaware). We intend to purchase our own outstanding Shares in order to utilize a portion of our excess capital while providing shareholders with increased liquidity. If you choose to tender your Shares, you will avoid the usual transaction costs associated with any market sale. If you choose not to tender your Shares, the Offer will serve to increase your ownership interest in the Company and thus in the Company's future earnings and assets, as the Shares purchased pursuant to the Offer will be retired. See "Section 7. Certain Information Concerning the Company" and "Section 9. Purpose of the Offer; Certain Effects of the Offer".

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     We are offering to purchase 1,500,000 of the Shares. As of August 18, 2000, there were 5,880,115 Common Shares outstanding. The Shares we are seeking to purchase through this Offer therefore represent 25.5% of the Shares outstanding as of such date, and approximately 25.2% of the sum of the Shares outstanding, plus all Shares which may be issued upon exercise of outstanding options as of such date. See "INTRODUCTION" and "Section 9. Purpose of the Offer; Certain Effects of the Offer".

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Following the repurchase of Shares pursuant to the Offer, the Shares not purchased will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

     We are offering to pay $165.00 per Share, net to you in cash. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses to the Information Agent or the Depositary. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "INTRODUCTION", "Section 3. Procedures for Tendering Shares" and "Section 2. Acceptance for Payment and Payment for Shares".

WHAT WILL HAPPEN IF THE OFFER IS UNDER- OR OVER-SUBSCRIBED?

     In the event that less than the requested number of Shares are tendered, subject to the terms and conditions of this Offer, we will purchase such tendered Shares.

     In the event that more than the requested number of Shares are tendered, subject to the terms and conditions of this Offer, we will accept Shares for purchase in the following order of priority:

     (a) first, all Shares tendered by "Odd Lot Holders" (i.e., beneficial owners who, as of the Expiration Date, own an aggregate of fewer than 100 Shares, and tender their entire holdings. Partial tenders will not qualify for this preference.)

     (b) then (after purchase of all Odd Lot Holders' Shares) all other Shares properly tendered, on a pro rata basis if necessary.

     If proration becomes necessary, we will determine the proration factor as promptly as practicable, and announce the preliminary results of proration by press release after the Expiration Date. See "Section 1. Terms of the Offer; Expiration Date" and "Section 2. Acceptance for Payment and Payment for Shares".

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     If we purchase 1,500,000 Shares, at $165.00 per Share net to the seller in cash, the aggregate cost to us will be approximately $247.7 million. We anticipate meeting this cost with cash generated by the recent disposition of our subsidiary White Mountains Holdings, Inc. and all our other interests in Financial Security Assurance Holdings Ltd. (the "Dexia Sale"). See "Section 8. Source and Amount of Funds".

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

     We do not think our financial condition is relevant to your decision whether to tender in the Offer because the form of payment consists solely of cash and all of our funding will come from the proceeds we received from the Dexia Sale. See "Section 7. Certain Information Concerning the Company". Additionally, the Offer is not subject to any financing condition. See "Section
8. Source and Amount of Funds".

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You will have at least until 12:00 midnight, New York City time, on September 18, 2000, to decide whether to tender your Shares in the Offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See "Section 3. Procedures for Tendering Shares".

WILL I STILL BE ENTITLED TO THE DIVIDEND DECLARED BY THE COMPANY ON AUGUST 11, 2000 IF I TENDER MY SHARES?

     Yes. Shareholders will still be entitled to the dividend of $0.40 per Share, which was declared by the Company's Board of Directors on August 11, 2000, even if they tender Shares pursuant to the Offer prior to September 18, 2000. The dividend is payable on September 27,

2000, to shareholders of record as of September 18, 2000. See "Section 6. Price Range of Shares; Dividends".

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     We are reserving the right to extend the Offer at our discretion. Also, should we, pursuant to the terms and conditions of the Offer, significantly change the price or quantity of Shares asked for in the Offer, we will ensure that the Offer remains open long enough to comply with Federal securities laws or otherwise materially amend the Offer. It is possible that this could involve an extension of the Offer, up to 10 additional business days in some cases. See "Section 1. Terms of the Offer; Expiration Date".

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we extend the Offer, we will inform Equiserve Trust Company (which is the Information Agent and Depositary for the Offer) of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See "Section 1. Terms of the Offer; Expiration Date".

HOW DO I TENDER MY SHARES?

     To tender your Shares, you must deliver the Certificates evidencing your Shares, together with a completed Letter of Transmittal with any required signature guarantees or other required documents, to Equiserve Trust Company, the Depositary for the Offer, not later than the time the Offer expires. If you are unable to deliver something that is required to the Depositary by the expiration of the Offer, you may get a little extra time to do so by having a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program, The New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program to guarantee that the missing items will be received by the Depositary within three NYSE trading days. However, the Depositary must receive the missing items within that three-day trading period. See "Section 3. Procedures for Tendering Shares".

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw previously tendered Shares at any time until the Offer has expired. See "Section 4. Withdrawal Rights".

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw Shares you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See "Section 4. Withdrawal Rights".

WHAT DOES THE COMPANY'S BOARD OF DIRECTORS THINK OF THE OFFER?

     The Board of Directors of the Company makes no recommendation as to whether you should tender any or all of your Shares, or hold them. Rather, they encourage you to make your own decision as to whether or not to tender Shares, and if so, how many to tender.

     John J. Byrne, the Chairman of the Company, has informed the Company that he intends to tender approximately 250,000 Shares pursuant to the Offer. However, as a large shareholder, Mr. Byrne is subject to complicated tax rules which, depending upon the number of Shares he sells, which in turn could depend upon the amount of proration in the Offer, could result in adverse Federal income tax consequences to him upon tendering Shares. If Mr. Byrne concludes that the Company's purchase of Shares tendered by him would be treated for Federal income tax purposes as a dividend rather than as a sale, Mr. Byrne expects he will either withdraw all Shares tendered by him or, if tendering additional Shares would permit him to conclude that the Company's purchase of Shares tendered by him would be treated as a sale rather than as a dividend, tender additional Shares. See "Section 5. Certain U.S. Federal Income Tax Consequences".

WHAT DOES THE COMPANY INTEND TO DO WITH THE PURCHASED SHARES AFTER THE OFFER EXPIRES?

     We will retire the Shares. See "Section 9. Purpose of the Offer; Certain Effects of the Offer".

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On August 11, 2000, the last trading day before the announcement of the terms of the Offer, the last sales price of the Shares reported on the NYSE was $157 1/16 per Share. On August 18, 2000, the last full trading day before the commencement of the Offer, the last sales price of the Shares reported on the NYSE was $163 1/2 per Share. We advise you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See "Section 6. Price Range of Shares; Dividends".

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You can call Equiserve Trust Company, the Depositary and Information Agent for the Offer, at 1-888-756-1854. For further contact information, see the back cover of this Offer to Purchase.

To the Holders of Common Shares
of White Mountains Insurance Group, Ltd.:

                                  INTRODUCTION

     White Mountains Insurance Group, Ltd., hereby offers to purchase 1,500,000 of its outstanding Common Shares, par value $1.00 per share, at $165.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. The Company reserves the right, in its sole discretion but subject to any applicable legal requirements, to purchase more than 1,500,000 Shares pursuant to the Offer, although it does not currently intend to do so.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS (THE "BOARD") MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE "SECTION 12. CERTAIN CONDITIONS TO THE OFFER".

     As of August 18, 2000, there were 5,880,115 Shares outstanding. Accordingly, the 1,500,000 Shares which the Company is offering to purchase in the Offer represent approximately 25.5% of the Shares outstanding as of August 18, 2000, and approximately 25.2% of the sum of the Shares outstanding, plus all Shares which may be issued upon exercise of outstanding options as of such date.

     John J. Byrne, the Chairman of the Company, has informed the Company that he intends to tender approximately 250,000 Shares pursuant to the Offer. However, as a large shareholder, Mr. Byrne is subject to complicated tax rules which, depending upon the number of Shares he sells, which in turn could depend upon the amount of proration in the Offer, could result in adverse Federal income tax consequences to him upon tendering Shares. If Mr. Byrne concludes that the Company's purchase of Shares tendered by him would be treated for Federal income tax purposes as a dividend rather than as a sale, Mr. Byrne expects he will either withdraw all Shares tendered by him or, if tendering additional Shares would permit him to conclude that the Company's purchase of Shares tendered by him would be treated as a sale rather than as a dividend, tender additional Shares. See "Section 5. Certain U.S. Federal Income Tax Consequences".

     If before the Expiration Date (as defined in Section 1), a greater number of Shares is properly tendered and not withdrawn than will be accepted for purchase by the Company, the Company will, upon the terms and subject to the conditions of the Offer, accept Shares for purchase:

         (i) first, from all Shares properly tendered by any Odd Lot Holder satisfying the requirements of the Offer, and

         (ii) second, from all other Shares properly tendered, on a pro rata basis.

         See "Section 1. Terms of the Offer; Expiration Date" and "Section 2. Acceptance for Payment and Payment for Shares".

     The Company will pay all reasonable charges and expenses of Equiserve Trust Company, incurred in connection with the Offer. All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or (subject to Instruction 6 of the Letter of Transmittal) share transfer taxes on the purchase of Shares by the Company. See "Section 11. Fees and Expenses".

     The Shares are listed and traded on the NYSE under the symbol "WTM". On August 11, 2000, the last full trading day before the announcement of the terms of the Offer, the reported closing sales price on the NYSE composite tape was $157 1/16 per Share, and on August 18, 2000, the last full trading day before the commencement of the Offer, the reported closing sales price was $163 1/2 per Share. See "Section 6. Price Range of Shares; Dividends". SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     Shareholders who tender their Shares pursuant to the Offer (even if they tender their Shares prior to September 18, 2000) will still be entitled to the dividend of $0.40 per Share, which was declared by the Company's Board of Directors on August 11, 2000. The dividend is payable on September 27, 2000. See "Section 6. Price Range of Shares; Dividends".

     SHAREHOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR SHARES.

                                THE TENDER OFFER

     1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Company will accept for payment, and will pay for, up to 1,500,000 Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn as permitted by "Section 4. Withdrawal Rights". The term "Expiration Date" means 12:00 midnight, New York City time, on Monday, September 18, 2000, unless and until the Company shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company under this Section 1, shall expire. Subject to the purchase of Shares properly tendered and not withdrawn by Odd Lot Holders as set forth in this Section and "Section 2. Acceptance for Payment and Payment for Shares", if the Offer is oversubscribed, Shares tendered before the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

     Subject to all applicable laws and the terms and conditions of the Offer, the Company reserves the right, as described in "Section 12. Certain Conditions to the Offer", to waive conditions thereto, in its sole discretion, and/or extend, withdraw, terminate, delay, or amend the Offer in any case by making a public announcement thereof. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "SECTION 12. CERTAIN CONDITIONS TO THE OFFER".

     All Shares purchased pursuant to the Offer will be purchased at the Offer Price, net to the seller, in cash.

     If the number of Shares properly tendered and not withdrawn before the Expiration Date is less than or equal to 1,500,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will purchase at the Offer Price all Shares so tendered and not withdrawn.

     If the number of Shares properly tendered and not withdrawn before the Expiration Date is greater than 1,500,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will accept Shares for purchase in the following order of priority:

     (a) first, all Shares properly tendered and not withdrawn before the Expiration Date by any shareholder who beneficially owned as of the close of business on August 14, 2000, and who continues to own beneficially until the Expiration Date an aggregate of fewer than 100 Shares (each an "Odd Lot Holder") who:

          (1) tenders all Shares beneficially owned by such Odd Lot Holder (partial tenders will not qualify for this preference, see "Section 2. Acceptance for Payment and Payment for Shares"); and

          (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

     (b) then, after purchase of all the foregoing Shares, all other Shares properly tendered and not withdrawn before the Expiration Date on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional Shares).

     In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Although the Company does not expect that it will be able to announce the final proration factor until approximately five NYSE trading days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors.

     All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable (which, in the event of proration, is expected to be approximately 12 NYSE trading days) following the Expiration Date.

     Subject to the terms and conditions of the Offer, the Company expressly reserves the right, in its sole discretion, at any time and regardless of whether or not any of the events set forth in "Section 12. Certain Conditions to the Offer" shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in "Section 4. Withdrawal Rights". The Company also expressly reserves the right, in its sole discretion, to withdraw or terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for. Additionally, the Company expressly reserves the right, subject to applicable law, to postpone payment for Shares under circumstances including but not limited to the occurrence of any of the conditions specified in "Section 12. Certain Conditions to the Offer" by notifying the Depositary and making a public announcement thereof.

     If the Company is delayed in its payment for the Shares or is unable to pay for the Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in "Section 4. Withdrawal Rights". However, the ability of the Company to delay the payment for Shares which the Company has accepted for payment is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended, which requires that bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

     Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether or not any of the events set forth in "Section 12. Certain Conditions to the Offer" shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to owners of Shares or by increasing or decreasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time, effected by public announcement thereof. Such announcement, in the case of an extension, is to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any disclosure of a material change in the information published, sent or given to shareholders will be disseminated promptly to shareholders in a manner reasonably calculated to inform shareholders of such change to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. Without limiting the manner in which the Company may choose to make a public announcement pursuant to or concerning the Offer, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2), and 13e-4(e)(3) under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of Shares sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its views that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow for adequate dissemination to shareholders and investor response. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or United States Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The requirement to extend the Offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, the Company increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. ODD LOT HOLDERS. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment without proration, and will pay for, all Shares validly tendered by or on behalf of Odd Lot Holders as defined in "Section 1. Terms of the Offer; Expiration Date" (prior to the Expiration Date and not properly withdrawn), as soon as practicable after the Expiration Date. To avoid proration, however, any Odd Lot Holder must properly tender all Shares such Odd Lot Holder beneficially owns. Partial tenders will not qualify for this preference, nor will owners of 100 or more Shares even if such owners have separate Certificates for fewer than 100 Shares. Any Odd Lot Holder wishing to tender all Shares beneficially owned by such shareholder pursuant to the Offer, and qualifying for this preference, must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. See "Section 3. Procedures for Tendering Shares".

     ALL OTHER SHAREHOLDERS. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment, and will pay for, all other Shares validly tendered (prior to the Expiration Date and not properly withdrawn), on a pro rata basis if necessary (with adjustments to avoid purchases of fractional Shares) (see "Section 1. Terms of the Offer; Expiration Date"), as soon as practicable after the Expiration Date.

     GENERAL. Subject to applicable rules of the SEC, the Company expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any other applicable law.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Certificates or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in "Section 3. Procedures for Tendering Shares", (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

     For purposes of the Offer, the Company will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Company gives oral or written notice to the Depositary, as agent for the tendering shareholders, of the Company's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Company and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer (including those not purchased because of proration), or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at DTC pursuant to the procedure set forth in "Section 3. Procedures for Tendering Shares", such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

     3. PROCEDURES FOR TENDERING SHARES. GENERAL. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. The term "Agent's Message" means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that (i) DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, (ii) such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (iii) the Company may enforce such agreement against such participant.

     BOOK-ENTRY TRANSFER. The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC's system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each, an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate share powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or share powers guaranteed by an Eligible Institution. If the Letter of Transmittal or share powers are signed or any Certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

     GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such shareholder's Shares are not immediately available or such shareholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company, is received prior to the Expiration Date by the Depositary as provided below; and

          (iii) the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the NYSE is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Company.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY

MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY
INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE
ALLOWED TO ENSURE TIMELY DELIVERY.

     DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any particular Shares or any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders, and the Company's interpretation of the terms and conditions of the Offer will be final and binding on all persons. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Company. Neither the Company, nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     OTHER REQUIREMENTS. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of the Company as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Company (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Company accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Company will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Company reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Company's payment for such Shares, the Company must be able to exercise full voting rights with respect to such Shares.

     The acceptance for payment by the Company of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer.

     TO PREVENT BACKUP U.S. FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENTS MADE TO CERTAIN SHAREHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER ("TIN") AND CERTIFY THAT SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP U.S. FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A SHAREHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER. SEE INSTRUCTION 11 OF THE LETTER OF TRANSMITTAL. NON-UNITED STATES HOLDERS MUST SUBMIT A COMPLETED FORM W-8 OR FORM W-8BEN TO AVOID BACKUP WITHHOLDING. SEE INSTRUCTION 12 AND THE DISCUSSION UNDER "IMPORTANT TAX INFORMATION"

OF THE LETTER OF TRANSMITTAL. THESE FORMS MAY BE OBTAINED FROM THE DEPOSITARY.

     4. WITHDRAWAL RIGHTS. Tenders of the Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after October 17, 2000. If the Company extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, nevertheless, on behalf of the Company, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "Section 3. Procedures for Tendering Shares", any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares or must otherwise comply with DTC's procedures.

     Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in "Section 3. Procedures for Tendering Shares", at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, whose determination will be final and binding. None of the Company, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     5. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES. This is a general summary of the material U.S. Federal income tax consequences of the sale of Shares pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations and administrative and judicial interpretations, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to a particular shareholder in light of the shareholder's particular circumstances. Different rules which are not discussed below, may apply to some shareholders such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that hold Shares as a position in a "straddle" or as part of a "hedge", "conversion transaction" or other integrated investment, persons who received Shares as compensation or persons whose functional currency is other than the United States dollar. This summary does not address any state, local or foreign tax considerations that may be relevant to a shareholder's decision to tender Shares pursuant to the Offer. This summary assumes Shares are held as capital assets within the meaning of Section 1221 of the Code.

     EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     TAX CONSEQUENCES OF OFFER-DISTRIBUTION VS. SALE TREATMENT. The Company's purchase of Shares from a shareholder pursuant to the Offer will be treated by the shareholder either as a sale of the Shares or as a distribution by the Company. The purchase will be treated as a sale if the shareholder meets any of the three tests discussed below. It will be treated as a distribution if the shareholder satisfies none of those tests.

     If the purchase of Shares from a shareholder is treated as a sale, the shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder and the shareholder's tax basis in the Shares sold. The gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Shares were held more than one year. A shareholder must calculate gain or loss separately for each block of Shares that he or she owns. A shareholder may be able to designate which blocks and the order of such blocks of Shares to be tendered pursuant to the Offer.

     If the purchase of Shares from a shareholder is treated as a distribution by the Company, the full amount of cash received by the particular shareholder for the Shares (without any offset for the shareholder's tax basis in the purchased Shares) will be treated as a dividend and taxed to the shareholder as ordinary income to the extent that the Company's current and accumulated earnings and profits would be allocable to the distribution. The tax basis of the shareholder's sold Shares will be added to the tax basis of the remaining Shares. The Company believes that it has sufficient current and accumulated earnings and profits so that all purchases treated as distributions will be treated as dividends and therefore taxed as ordinary income. To the extent, if any, payments made by the Company exceed its current and accumulated earnings and profits, a tendering shareholder will receive its share of such excess tax-free to the extent of its basis in its Shares and then as capital gain.

     DETERMINATION OF SALE OR DISTRIBUTION TREATMENT. The Company's purchase of Shares pursuant to the Offer will be treated as a sale of the Shares by a shareholder if:

          (a) the purchase completely terminates the shareholder's equity interest in the Company;

          (b) the receipt of cash by the shareholder is "not essentially equivalent to a dividend"; or

          (c) as a result of the purchase there is a "substantially disproportionate" reduction in the shareholder's equity interest in the Company.

     If none of these tests are met with respect to a particular shareholder, then the Company's purchase of Shares from that shareholder pursuant to the Offer will be treated as a distribution.

     In applying these tests, the constructive ownership rules of Section 318 of the Code apply. Thus, a shareholder is treated as owning not only Shares actually owned by the shareholder but also Shares actually (and in some cases constructively) owned by others. Under the constructive ownership rules, a shareholder will be considered to own Shares owned, directly or indirectly, by certain members of the shareholder's family and certain entities (such as corporations, partnerships, trusts and estates) in which the shareholder has an equity interest, as well as Shares which the shareholder has an option to purchase.

     It may be possible for a tendering shareholder to satisfy one of these three tests by contemporaneously selling or otherwise disposing of all or some of the Shares that such shareholder actually or constructively owns that are not purchased pursuant to the Offer. Correspondingly, a tendering shareholder may not be able to satisfy one of these three tests because of contemporaneous acquisitions of Shares by that shareholder or a related party whose Shares would be attributed to such shareholder. Shareholders should consult their tax advisors regarding the tax consequences of such sales or acquisitions in their particular circumstances.

     COMPLETE TERMINATION. A purchase of Shares pursuant to the Offer will result in a "complete termination" of the shareholder's interest in the Company if, immediately after the sale, either:

          (a) the shareholder owns, actually and constructively, no Shares; or

          (b) the shareholder actually owns no Shares and constructively owns only Shares as to which the shareholder is eligible to waive, and does effectively waive, constructive ownership under the procedures described in
     Section 302(c)(2) of the Code. If a shareholder desires to file such a waiver, the shareholder should consult his or her own tax advisor.

     NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND. A purchase of Shares pursuant to the Offer will be treated as "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the selling shareholder's proportionate interest in the Company. Whether a shareholder meets this test will depend on relevant facts and circumstances. The Internal Revenue Service (the "IRS") has held in a published ruling that, under the particular facts of that ruling, a 3.3% reduction in the percentage share ownership of a shareholder constituted a "meaningful reduction" when the shareholder owned .0001118% of the publicly held corporation's shares before a redemption, owned .0001081% of the corporation's shares after the redemption and did not exercise any control over corporate affairs.

     In measuring the change, if any, in a shareholder's proportionate interest in the Company, the meaningful reduction test is applied by taking into account all Shares that the Company purchases pursuant to the Offer, including Shares purchased from other shareholders.

     If, taking into account the constructive ownership rules of Section 318 of the Code, a shareholder owns Shares that constitute only a minimal interest in the Company and does not exercise any control over the affairs of the Company, any reduction in the shareholder's percentage ownership interest in the Company should be a "meaningful reduction". Such selling shareholder should, under these circumstances, be entitled to treat his or her sale of Shares pursuant to the Offer as a sale for U.S. Federal income tax purposes. Shareholders should consult their own tax advisors with respect to the application of the "not essentially equivalent to a dividend" test to their particular situation and circumstances.

     SUBSTANTIALLY DISPROPORTIONATE. A purchase of Shares pursuant to the Offer will be "substantially disproportionate" as to a shareholder if immediately after the purchase the percentage of the then-outstanding Shares that the shareholder actually and constructively owns is less than 80% of the percentage of the outstanding Shares that the shareholder actually and constructively owned immediately before its sale of Shares. Shareholders should consult their own tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation and circumstances.

     THE COMPANY CANNOT PREDICT WHETHER THERE WILL BE SALE OR DISTRIBUTION TREATMENT. The Company cannot predict whether the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Consequently, the Company can give no assurance that a sufficient number of any shareholder's Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale, rather than as a distribution, for U.S. Federal income tax purposes under the rules discussed above.

     CORPORATE DIVIDENDS-RECEIVED DEDUCTION. In the case of a corporate shareholder, if cash received pursuant to the Offer is treated as a dividend, the resulting dividend income will not qualify for the dividends-received deduction otherwise generally available to corporate shareholders, except to the extent from earnings and profits accumulated before the Company was organized under the laws of Bermuda in 1999. Corporate shareholders may be eligible for the dividends-received deduction to the extent dividends are paid out of such earnings and profits. The dividends-received deduction is subject to certain limitations and may not be available if the corporate shareholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock". Corporate shareholders are urged to consult with their own tax advisors regarding the availability of the dividends-received deduction and the likelihood that the dividend would be treated as an "extraordinary dividend" under Section 1059(a) of the Code, and the tax consequences to them therefrom.

     CONSEQUENCES TO SHAREHOLDERS WHO DO NOT SELL SHARES PURSUANT TO THE OFFER. Shareholders who do not sell Shares pursuant to the Offer will not incur any tax liability as a result of the consummation of the Offer.

     TAXATION OF NON-US. SHAREHOLDERS. As a general matter, non-U.S. shareholders will not be subject to U.S. Federal income taxation. The rules governing U.S. Federal income taxation of the receipt by non-U.S. shareholders of cash pursuant to the Offer, however, are complex and each non-U.S. shareholder should consult their own tax advisers concerning the application of U.S. Federal, state, local and foreign income tax laws to that shareholder.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. Payments in connection with the Offer may be subject to "backup withholding" at a 31% rate. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to a payment of cash pursuant to the Offer unless the shareholder (a) is a corporation or comes within certain other exempt categories (including financial institutions, tax-exempt organizations and non-U.S. shareholders) and, when required, demonstrates this fact or (b) provides a TIN, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide the Depositary with a correct TIN may also be subject to penalties imposed by the IRS.

     To prevent backup withholding and possible penalties, each shareholder should complete the substitute IRS Form W-9 included in the Letter of Transmittal. In order to qualify for an exemption from backup withholding, a non-U.S. shareholder must submit a properly executed IRS Form W-8BEN to the Depositary. Any amount paid as backup withholding will be creditable against the shareholder's U.S. Federal income tax liability.

     ALL SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF EXCHANGING SHARES FOR CASH PURSUANT TO THE OFFER IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

     6. PRICE RANGE OF SHARES; DIVIDENDS. The Shares are listed and traded on the NYSE under the symbol "WTM". The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the NYSE as reported by published financial sources:



NYSE:                                                                     HIGH                  LOW
1998:
   First Quarter........................................                 $137.3125            $119.5
   Second Quarter.......................................                  150.25               135.5625
   Third Quarter........................................                  153.25               119
   Fourth Quarter.......................................                  144.375              117

1999:
   First Quarter........................................                  150                  118.5
   Second Quarter.......................................                  150                  129.2813
   Third Quarter........................................                  143                  129.125
   Fourth Quarter.......................................                  135.4375             115

2000:
   First Quarter........................................                  138.375              101.5625
   Second Quarter.......................................                  165.75               125
   Third Quarter (through August 18)....................                  168                  162.5625


     Source: IDD Information Services

     On August 11, 2000, the last full trading day prior to the initial public announcement with respect to the proposed Offer, the last sales price per Share as reported on the NYSE was $157 1/16. On August 18, 2000, the last full trading day prior to the commencement of the Offer, the last sales price per Share as reported on the NYSE was $163 1/2.

     In 1999, the Board declared and paid total cash dividends of $1.60 per Share. Historically, dividends have been declared and paid on a quarterly basis. On August 11, 2000, the Board declared a quarterly dividend of $0.40 per Share, payable September 27, 2000, to shareholders of record as of September 18, 2000 and announced that it intends to change its dividend policy. The new dividend policy calls for future dividends to be reduced to $1.00 per Share, payable annually in the first quarter of each year. However, there can be no assurance as to when or whether the Board will declare additional dividends on Shares. The record holders as of September 18, 2000 of all Shares properly tendered to the Company pursuant to the Offer (regardless of whether such Shares are tendered prior to or subsequent to September 18, 2000, or are purchased pursuant to the Offer) will be entitled to receive the dividend payable September 27, 2000.

SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     7. CERTAIN INFORMATION CONCERNING THE COMPANY. GENERAL. White Mountains Insurance Group, Ltd. was originally formed as a Delaware corporation in 1980 and became a company organized under the laws of Bermuda during 1999. The Company's principal operations are conducted through its subsidiaries and affiliates in the businesses of property and casualty insurance and property and casualty reinsurance. The Company's headquarters is located at Crawford House, 23 Church Street, Hamilton, Bermuda and its principal executive office is located at 80 South Main Street, Hanover, New Hampshire 03755-2053.

     In June 1999 the Company changed its name from "Fund American Enterprises Holdings, Inc." to "White Mountains Insurance Group, Inc.".

     On October 25, 1999, the Company completed a corporate reorganization whereby it changed its domicile from Delaware to Bermuda (the "Redomestication"). The Redomestication was primarily undertaken to improve the Company's ability to compete in international markets by creating a corporate structure which is more favorable for the formation and growth of internationally-based insurance and reinsurance operations and which has an enhanced ability to pursue business combinations with non-United States entities. In connection with the Redomestication, the Company's name was further changed to "White Mountains Insurance Group, Ltd." to comply with Bermuda law.

     On July 5, 2000, the Company concluded the Dexia Sale, and received cash proceeds of $620.4 million.

     SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED). Set forth below is certain selected financial information relating to the Company that has been excerpted or derived from the pro forma financial statements contained in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000 (the "Form 10-Q"). More comprehensive financial information is included in the Form 10-Q and other documents filed by the Company with the SEC. The financial information that follows is qualified in its entirety by reference to such reports and other documents and such reports and other documents may be examined at, and copies may be obtained from, the offices of the SEC in the manner set forth below.

     On July 5, 2000, the Company concluded its previously announced sale of the following assets to Dexia S.A. ("Dexia") for cash proceeds of $620.4 million (the "Dexia Sale"): (i) its indirect, wholly-owned subsidiary, White Mountains Holdings, Inc. (which controlled a substantial amount of its holdings of FSA);
(ii) all its other holdings of FSA common stock; and (iii) various investment securities with a fair market value of $50.0 million. In addition to the cash proceeds received on July 5, 2000, White Mountains is entitled to receive additional proceeds from Dexia over the next eight and one-half years of an amount currently valued at $50.0 million. The Dexia Sale had a material effect on the Company's statement of financial condition and provided the Company with the liquid assets to effect the Offer.

     The following unaudited pro forma balance sheet sets forth the pro forma effects on the historical financial results of the Company of: (i) the Dexia Sale; and (ii) the Offer assuming 1,500,000 Shares are purchased in the Offer for $165.00 per Share (the maximum amount contemplated in the Offer), net to the seller in cash, at an aggregate cost to the Company of approximately $247.7 million, including estimated related fees and expenses of $.2 million.

     The consolidated pro forma balance sheet information as of June 30, 2000 assumes that the Dexia Sale and the Offer had occurred as of June 30, 2000. See "Notes to Pro Forma Financial Information" in this Section 7 below.

     The estimated financial effects of the Dexia Sale and the Offer presented in the pro forma financial information are not necessarily indicative of the Company's financial position which would have been obtained had the transactions described above actually occurred on June 30, 2000, nor are they necessarily indicative of the results of future operations. The pro forma financial information should be read in conjunction with the Company's Form 10-K for the year ended December 31, 1999, Form 10-Q (see Note 7 entitled "Subsequent Event") and Form 8-K dated March 14, 2000, as amended (see Exhibit 99.4 entitled "Unaudited Pro Forma Financial Information").

                     WHITE MOUNTAINS INSURANCE GROUP, LTD.
                PRO FORMA CONSOLIDATED BALANCE SHEET INFORMATION

              (DOLLARS IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS)



                                                                       June 30, 2000

                                                                                                                       Pro forma
                                                                                                                       for Dexia
                                                                                     Pro forma for                     Sale and
                                                     Historical    Dexia Sale [1]     Dexia Sale       Offer [2]         Offer
                                                    ------------- ----------------  ---------------  -------------- ---------------
ASSETS
Fixed maturity investments                          $     1,106.4           (5.8)b  $       1,100.6                 $       1,100.6
Common equity securities                                    219.8          (44.2)b            175.6                           175.6
Other investments                                            71.2                              71.2                            71.2
Short-term investments                                      202.4          620.4 a            822.8         (247.7)           575.1
                                                    ------------- ----------------  ---------------  -------------- ---------------
      Total investments                                   1,599.8          570.4            2,170.2         (247.7)         1,922.5
Cash                                                         11.5                              11.5                            11.5
Investments in unconsolidated insurance affiliates          478.8         (359.1)c            119.7                           119.7
Reinsurance recoverable                                     400.3                             400.3                           400.3
Other assets                                                239.8           50.0 a            289.8                           289.8
Insurance and reinsurance balances receivable               151.3                             151.3                           151.3
Deferred acquisition costs                                   46.6                              46.6                            46.6
Goodwill                                                     26.6                              26.6                            26.6
Investment income accrued                                    18.8                              18.8                            18.8
Net assets of discontinued operations                        16.2                              16.2                            16.2
                                                    ------------- ----------------  ---------------  -------------- ---------------

      Total Assets                                  $     2,989.7          261.3    $       3,251.0         (247.7) $       3,003.3
                                                    ============= ================  ===============  ============== ===============

LIABILITIES AND SHAREHOLDER'S EQUITY
Loss and loss adjustment expense reserves           $     1,600.8                   $       1,600.8                 $        1,600.8
Unearned insurance and reinsurance premiums                 195.7                             195.7                           195.7
Short-term debt                                              10.0                              10.0                            10.0
Long-term debt                                              197.7                             197.7                           197.7
Deferred credits                                            121.0          (11.5)d            109.5                           109.5
Accounts payable and other liabilities                      223.8           26.9 e            250.7                           250.7
                                                    ------------- ----------------  ---------------  -------------- ---------------

      Total Liabilities                                   2,349.0           15.4            2,364.4                         2,364.4
                                                    ------------- ----------------  ---------------  -------------- ---------------

Common shares at par                                          5.9                               5.9           (1.5)             4.4
Common paid-in capital                                       66.2                              66.2          (16.9)            49.3
Retained earnings                                           517.0          306.9 g            823.9         (229.3)           594.6
Accumulated other comprehensive net income                   51.6          (61.0)f             (9.4)                           (9.4)
                                                    ------------- ----------------  ---------------  -------------- ---------------

      Total Shareholders' Equity                            640.7          245.9              886.6         (247.7)           638.9
                                                    ------------- ----------------  ---------------  -------------- ---------------

Total Liabilities and Shareholders' Equity          $     2,989.7          261.3    $       3,251.0         (247.7) $       3,003.3
                                                    ============= ================  ===============  ============== ===============

ENDING COMMON AND EQUIVALENT SHARES (000'S)                 5,961                             5,961         (1,500)           4,461

TANGIBLE BOOK VALUE PER SHARE [3]                   $      123.21           40.41   $        163.62           (.51) $        163.11
                                                    ============= ================  ===============  ============== ===============

BOOK VALUE PER SHARE                                $      108.86           41.22   $        150.08          (5.06) $        145.02
                                                    ============= ================  ===============  ============== ===============


        NOTES TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

     The consolidated pro forma balance sheet information as of June 30, 2000 assumes that the Dexia Sale and the Offer occurred as of June 30, 2000. Significant assumptions used in deriving the pro forma financial information are as follows:

     1. Represents adjustments recorded in connection with the Dexia Sale, which closed on July 5, 2000. Amounts presented on the Pro Forma Consolidated Balance Sheet as of June 30, 2000 related to the Dexia Sale represent actual amounts recorded by the Company on July 5, 2000.

          a. Represents amounts received in connection with the Dexia Sale. Upon the close of the Dexia Sale, the Company received $620.4 million in cash in exchange for: (i) its wholly owned subsidiary, White Mountains Holdings, Inc., which held a portion of the Company's interest in the capital stock of FSA at closing; (ii) its other holdings of the capital stock of FSA; and (iii) $50.0 million of investment securities (the "Investment Portfolio"). Additionally, over the next eight-and- one-half years, the Company will be entitled to receive at certain specified settlement dates a pro-rata portion of the Investment Portfolio on the applicable settlement date (the "Dexia Receivable"). The Dexia Receivable was valued at $50.0 million at the close of the Dexia Sale.

          b. Represents the Company's carrying value of the Investment Portfolio sold pursuant to the Dexia Sale.

          c. Represents the Company's carrying value of its investments in FSA capital stock sold pursuant to the Dexia Sale.

          d. Represents the unamortized deferred credit balance associated with the Company's investment in FSA which was sold and/or recognized in connection with the Dexia Sale.

          e. Represents the accrual of incremental taxes associated with the Dexia Sale.

          f. Represents the reclassification of the Company's cumulative unrealized gains on its investment in FSA capital stock to realized gains as a result of the Dexia Sale.

          g. Represents the after tax realized gain recorded as a result of the Dexia Sale.

     2. Represents adjustments recorded in connection with the Offer which assumes that: (i) the $247.7 million of funds used by the Company to repurchase 1,500,000 Shares pursuant to the Offer and pay related fees and expenses are paid with a portion of the proceeds from the Dexia Sale, and (ii) Shares repurchased by the Company pursuant to the Offer are retired.

     3. Represents book value per Share plus unamortized deferred credits per Share less unamortized goodwill per Share.

     THE SHARES ARE REGISTERED UNDER THE EXCHANGE ACT. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The

Company's filings are also available to the public on the SEC Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the SEC's customary fees. Certain reports and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     8. SOURCE AND AMOUNT OF FUNDS. If 1,500,000 Shares are purchased by the Company pursuant to the Offer at $165.00 per Share, net to the seller in cash, the aggregate cost to the Company, including all related fees and expenses of the Offer, will be approximately $247.7 million. The Company intends to fund the purchase of Shares pursuant to the Offer through use of the proceeds from the Dexia Sale. See "Section 7. Certain Information Concerning the Company". No alternative means of financing the Offer has been contemplated.

     9. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER. The tender is primarily being offered to utilize a portion of the Company's excess capital and to provide shareholders with added liquidity. The Company recognizes that its Shares are not widely held, not regularly followed by analysts and is thinly traded. Based on existing circumstances, the Company believes that it currently has adequate capital to fund the maximum amount contemplated by the Offer and to meet its ongoing needs. Accordingly, the Board has determined that it is in the interest of the Company's shareholders to create a selling opportunity for shareholders through a repurchase by the Company of up to 1,500,000 Shares. The Offer will also afford to shareholders the opportunity to dispose of Shares without the usual transaction costs associated with any market sale.

     The Offer will further allow qualifying Odd Lot Holders whose Shares are purchased pursuant to the Offer to avoid the payment of brokerage commissions and any applicable odd-lot discount payable on a sale of Shares in a transaction effected on a securities exchange. Shareholders whose Shares are not purchased in the Offer will obtain an increase in their ownership interest in the Company and thus in the Company's future earnings and assets following the retirement of Shares purchased pursuant to the Offer. To the extent the purchase of Shares in the Offer results in a reduction in the number of shareholders of record, the costs to the Company for services to shareholders will be reduced.

NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OF OR ALL SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     At present, the Company's Board has not authorized any future repurchases of Shares aside from the Offer although, subject to any applicable legal requirements, it may do so at any time. Future purchases, if any, may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the Offer. Any possible future repurchases of Shares by the Company would depend on many factors, including among others, the market price of the Shares, the results of the Offer, the Company's business and financial position (including its liquidity and alternative uses for the Company's resources) and general economic and market conditions. Rule 13e-4 under the Exchange Act generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, for at least ten business days after the Expiration Date.

     Shares acquired by the Company pursuant to the Offer will be retired. Certain pro forma financial effects of the purchase of 1,500,000 Shares pursuant to the Offer are described in "Section 7. Certain Information Concerning the Company".

     The purchase of 1,500,000 Shares pursuant to the Offer will not cause the Shares to be delisted by the NYSE or deregistered under the Exchange Act. See clause (g) of "Section 12. Certain Conditions to the Offer".

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Following the repurchase of Shares pursuant to the Offer, the Shares not purchased will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     10. AGREEMENTS CONCERNING THE SHARES. Based upon the Company's records and upon information provided to the Company by its directors and executive officers, neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company, nor any associates of any of the foregoing, has effected any transactions in the Shares during the 60 days prior to the date hereof, except as set forth in Schedule II of this Offer to Purchase.

     Except as set forth in this Offer to Purchase, neither the Company nor its subsidiaries nor, to the best of the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, agreement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

     John J. Byrne, the Chairman of the Company, has informed the Company that he intends to tender approximately 250,000 Shares pursuant to the Offer. However, as a large shareholder, Mr. Byrne is subject to complicated tax rules which, depending upon the number of Shares he sells, which in turn could depend upon the amount of proration in the Offer, could result in adverse Federal income tax consequences to him upon tendering Shares. If Mr. Byrne concludes that the Company's purchase of Shares tendered by him would be treated for Federal income tax purposes as a dividend rather than as a sale, Mr. Byrne expects he will either withdraw all Shares tendered by him or, if tendering additional Shares would permit him to conclude that the Company's purchase of Shares tendered by him would be treated as a sale rather than as a dividend, tender additional Shares. See "Section 5. Certain U.S. Federal Income Tax Consequences".

     11. FEES AND EXPENSES. Except as set forth below, the Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     Equiserve Trust Company ("Equiserve") has been retained by the Company as Depositary and Information Agent in connection with the Offer. The Information Agent will assist shareholders who request assistance in connection with the Offer and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners for which they act as nominees. Equiserve Trust Company will receive reasonable and customary compensation for its services in connection with the Offer and will be reimbursed for reasonable expenses, including the reasonable fees and expenses of counsel. The Company has agreed to indemnify Equiserve Trust Company against certain liabilities which could occur in connection with the Offer, including certain liabilities under the Federal securities laws. Equiserve Trust Company has not been retained and is not authorized to make solicitations or recommendations in connection with the Offer in its role as Depositary or Information Agent.

     The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as an agent for the Company for the purpose of the Offer. The Company will not pay (or cause to be paid) any share transfer taxes on its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     12. CERTAIN CONDITIONS TO THE OFFER. Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Company's right to extend, amend or terminate the Offer as set forth in Section 1, the Company shall not be required to accept for payment or pay for any Shares tendered, or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if, before acceptance for payment of or payment for any such Shares, any of the following shall have occurred (or shall have been determined by the Company to have occurred):

     (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, that
     (i) challenges the making of the Offer or the acquisition of Shares pursuant to the Offer, or otherwise, directly or indirectly, relates in any manner to the Offer; or (ii) in the reasonable good faith judgment of the Company, could materially affect the business, condition (financial or otherwise), income, assets, operations or prospects of the Company and its subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

     (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, that, in the Company's reasonable good faith judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all the Shares illegal or otherwise restrict or prohibit consummation of the Offer;
     (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment, or pay for, some or all the Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially affect the business, condition (financial or otherwise), income, assets, operations or prospects of the Company and its subsidiaries or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

     (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index); (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Bermuda; (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States or Bermuda; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the reasonable good faith judgment of the Company, might affect, the extension of credit by banks or other lending institutions in the United States or Bermuda; (v) any significant decrease in the market price of the Shares; (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable good faith judgment of the Company, have a material effect on the business, condition (financial or otherwise), income, assets, operations or prospects of the Company and its subsidiaries, taken as a whole, or the trading in the Shares; (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the reasonable good faith judgment of the

     Company, a material escalation, acceleration or worsening thereof; or
     (viii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on August 18, 2000;

     (d) after August 18, 2000, any tender or exchange offer with respect to the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person or entity;

     (e) after August 18, 2000, any actual or potential change or development shall occur or be threatened or be anticipated by the Company with respect to the business, condition (financial or otherwise), income, assets, operations or prospects of the Company and its subsidiaries that, in the reasonable judgment of the Company, is or may be material to the Company or affects the anticipated benefits to the Company of acquiring Shares pursuant to the Offer;

     (f) (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than a person, entity or group which had publicly disclosed such ownership in a
     Schedule 13D or 13G (or an amendment thereto) on file with the SEC prior to August 18, 2000), (ii) any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares; or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities; or

     (g) there shall be a reasonable likelihood that the purchase of Shares pursuant to the Offer will cause either (i) the Shares to be held of record by less than 300 persons; or (ii) the Shares not continuing to be eligible to be listed on the NYSE;

that, in the sole and reasonable judgment of the Company, in any such case and regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition and, except as set forth in the next sentence, any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole and reasonable discretion. In certain cases, waiver of a condition to the Offer would require an extension of the Offer. See "Section 1. Terms of the Offer; Expiration Date".

     The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment by the Company regarding the inadvisability of proceeding with the acceptance for payment or payment for any tendered Shares will be final and binding on all parties.

     13. CERTAIN LEGAL MATTERS. The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company intends to make all required filings under the Exchange Act.

     As of the date of this Offer to Purchase, there are no material legal proceedings relating to the Offer.

     The Company's obligation under the Offer to accept Shares for payment is subject to certain conditions. See "Section 12. Certain Conditions to the Offer".

     14. MISCELLANEOUS. The Offer is being made to all holders of Shares. The Company is not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Company will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Company cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Company has filed with the SEC a Tender Offer Statement on Schedule TO, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Schedule and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the SEC in the manner set forth in "Section 7. Certain Information Concerning the Company" (except that they will not be available at the regional offices of the SEC).

                                           White Mountains Insurance Group, Ltd.

August 21, 2000

           THE DEPOSITARY AND THE INFORMATION AGENT FOR THE OFFER IS:

                             EQUISERVE TRUST COMPANY

                             FACSIMILE TRANSMISSION:
                        (FOR ELIGIBLE INSTITUTIONS ONLY)

                                 (781) 575-4826
                                       or
                                 (781) 575-4827

                             FOR CONFIRMATION CALL:
                                 (781) 575-4816


      BY MAIL:                BY FEDERAL EXPRESS OR OTHER COURIER:                BY HAND:
      Equiserve                             Equiserve                             Equiserve
   P.O. Box 842010                     40 Campanelli Drive              c/o Securities Transfer and
Boston, MA 0284-2010                   Braintree, MA 02184            Reporting Services Inc.
                                      Attn: White Mountains               Attn:  Corporate Actions
                                                                        100 William Street, Galleria
                                                                             New York, NY 10038

                                       FOR INFORMATION:
                                        1-888-756-1854

Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                                   SCHEDULE I


               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                             OFFICERS OF THE COMPANY


     DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY. Set forth in the table below are the names, titles, business addresses, telephone numbers, and beneficial ownership of Shares information of the directors and executive officers of the Company and certain information regarding the company itself. Each person identified below, except for the Company and Raymond Barrette (Canadian citizen), is a United States citizen.




                                                                                                            AGGREGATE NUMBER OF
                                                                                                             BENEFICIALLY OWNED
           NAME                     TITLE                    BUSINESS ADDRESS             TELEPHONE NUMBER   SHARES/ PERCENTAGE
                                                                                                              OF SHARES OWNED
Raymond Barrette            Director, President    80 South Main Street                     603-643-1567             28,392/.48%
                                                   Hanover, New Hampshire 03755-2053

John Byrne                  Director, CEO          80 South Main Street                     603-643-1567        1,189,030/20.22%
                                                   Hanover, New Hampshire 03755-2053

Patrick Byrne               Director               700 Bitner Road                          435-647-5655           120,395/2.05%
                                                   Park City, Utah 84098

Reid T. Campbell            Vice President         80 South Main Street                     603-643-1567              4,002/.07%
                                                   Hanover, New Hampshire 03755

Howard L. Clark             Director               Lehman Brothers                          212-526-0100              1,000/.02%
                                                   3 World Financial Center - 16th Floor
                                                   New York, New York 10285-1900

Robert P. Cochran           Director               Financial Security Assurance             212-826-0100                  0/.00%
                                                   350 Park Avenue
                                                   New York, New York 10022

Steven E. Fass              Director               Folksamerica Reinsurance                 201-312-2500              1,446/.02%
                                                   One Liberty Plaza
                                                   New York, New York 10006

George J. Gillespie, III    Director               Cravath, Swaine & Moore                  212-474-1000              1,000/.02%
                                                   825 8th Avenue, 43rd Floor
                                                   New York, New York 10019

John D. Gillespie           Director               Prospector Partners, LLC                 860-560-6200              1,676/.03%
                                                   37 Trumbull Street
                                                   Hartford, CT 06103-2404

K. Thomas Kemp              Director               80 South Main Street                     603-643-1567            81,690/1.39%
                                                   Hanover, New Hampshire 03755

Gordon S. Macklin           Director               8212 Burning Tree Road                   301-469-9392             15,000/.26%
                                                   Bethesda, Maryland 20817

Frank A. Olson              Director               The Hertz Corporation                    201-307-2000              3,000/.05%
                                                   One Maynard Drive, Suite 100
                                                   Park Ridge, New Jersey 07656

Michael S. Paquette         Senior Vice President  80 South Main Street                     603-643-1567             12,371/.21%
                                                   Hanover, New Hampshire 03755





                                                                                                            AGGREGATE NUMBER OF
                                                                                                             BENEFICIALLY OWNED
           NAME                     TITLE                    BUSINESS ADDRESS             TELEPHONE NUMBER   SHARES/ PERCENTAGE
                                                                                                              OF SHARES OWNED
David G. Staples            Vice President         80 South Main Street                     603-643-1567              4,283/.07%
                                                   Hanover, New Hampshire 03755

Arthur Zankel               Director               High Rise Partners, LP                   212-421-7548             11,600/.20%
                                                   535 Madison Avenue
                                                   New York, New York 10022


                                   SCHEDULE II

                             TRANSACTIONS CONCERNING
                   THE COMPANY'S SHARES - MOST RECENT 60 DAYS

     The following table sets forth transactions in the Company's Shares during the past 60 days by the Company, its affiliates, associates and majority-owned subsidiaries, their respective directors and executive officers and any pension, profit-sharing or similar plan of the Company. All transactions listed below involved open-market purchases or sales of the Company's Shares.



                                                            NUMBER OF
                                                          SHARES OF THE                                         PLACE AND
                                 TRANSACTION                COMPANY'S                 PRICE PER                 MANNER OF
      NAME OF PARTY                  DATE                     SHARES                  SHARE ($)                TRANSACTION
      -------------                 ------                    ------                  ---------                -----------
White Mountains                    7/11/00                   1,830                   $   164.00                        *
Insurance Group, Ltd.
White Mountains                    7/24/00                   2,879                   $  159.875                        *
Insurance Group, Ltd.
Reid T. Campbell                   7/11/00                     500                   $   165.00                open-market sale


     *Purchases effected pursuant to a prearranged program with the Allianz Asset Accumulation Plan (the "AAAP") whereby the Company has agreed to purchase Shares offered to it from time to time by the AAAP trustee. The purchase price of Shares purchased pursuant to such program is equal to the closing price of Shares, as reported on the NYSE Composite Tape, on the day the transaction is executed.